KIRKLAND LAKE GOLD REPORTS STRONG FOURTH QUARTER AND FULL-YEAR 2020 PRODUCTION, COMPANY REPURCHASES 20 MILLION SHARES

Toronto, Ontario - January 12, 2021 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) today announced production results for the fourth quarter ("Q4 2020") and full-year ("FY 2020") of 2020. Q4 2020 production totaled 369,434 ounces, a 32% increase from the fourth quarter of 2019 ("Q4 2019") and 9% higher than the previous quarter. All three of the Company's cornerstone assets achieved their highest quarterly production levels of the year in Q4 2020. For FY 2020, the Company produced 1,369,652 ounces, a 41% increase from 2019 ("FY 2019") and in line with full-year 2020 guidance of 1,350,000 - 1,400,000 ounces. All dollar amounts are expressed in U.S. dollars, unless otherwise noted. Per share amounts are based on a total of 268,097,877 shares outstanding at December 31, 2020.

$847.6 million returned to shareholders in 2020

A total of $847.6 million of cash was returned to shareholders through share repurchases and dividend payments in FY 2020 ($280.1 million in Q4 2020), representing $3.16 per share outstanding and $619 per ounce of FY 2020 production. A total of $731.6 million (C$974.6 million) of cash was used to repurchase 18,925,900 shares during the year through the Company's normal course issuer bid ("NCIB"), of which 5,727,500 shares were repurchased during Q4 2020 for $245.9 million (C$319.4 million). With additional repurchases of 1,074,100 shares during the first week of January 2021, for $46.3 million (C$58.8 million), the Company has now achieved its goal of repurchasing 20.0 million shares over a 12 to 24-month period, which was announced in February 2020 following the completion of the Detour Gold Corporation ("Detour Gold") acquisition. Dividend payments in 2020 totaled $116.0 million, including $34.2 million being used in Q4 2020 for a dividend payment of US$0.125 per share on October 14, 2020 to shareholders of record on September 30, 2020. The Company increased the quarterly dividend twice in 2020, doubling it to US$0.125 per share effective the Q1 2020 payment, with an additional 50% increase, to US$0.1875 per share, introduced effective the Q4 2020 payment, to be paid on January 14, 2021 to shareholders of record on December 31, 2020.

Significant financial strength maintained

At December 31, 2020, the Company had cash of $848 million (with no debt), an increase of $141 million or 20% from $707 million at December 31, 2019.  Cash at December 31 ,2020 was unchanged from the previous quarter end, mainly reflecting the significant capital returned to shareholders during Q4 2020.

Highlights of Q4 2020 and FY 2020 Production Results

  Consolidated production in Q4 2020 of 369,434 ounces, 32% increase from 279,742 ounces in Q4 2019 and 9% higher than 339,584 ounces in Q3 2020 (1,369,652 ounces for FY 2020 versus 974,615 ounces for FY 2019)
  Gold poured of 373,284 ounces versus 279,054 ounces in Q4 2019 and 325,811 ounces in Q3 2020 (FY 2020 gold poured of 1,364,601 ounces compared to 978,455 ounces for FY 2019)
  Gold sales totaling 371,009 ounces at an average realized price of $1,875 per ounce compared to gold sales of 278,438 ounces ($1,481 per ounce) in Q4 2019 and 331,959 ounces ($1,907 per ounce) in Q3 2020 (FY 2020 gold sales of 1,388,944 ounces ($1,772 per ounce) versus gold sales of 979,733 ounces ($1,405 per ounce) for FY 2019)
  Production from Detour Lake Mine of 153,143 ounces, 9% increase from 140,067 ounces in Q3 2020 (Production from date of acquisition on January 31, 2020 to December 31, 2020 totaled 516,757 ounces)
  Strong production at Fosterville totalling 164,008 ounces compared to record quarterly production of 191,894 ounces in Q4 2019 and 161,489 ounces the previous quarter (record production of 640,467 ounces in FY 2020 versus 619,366 ounces a year earlier)
  Production at Macassa totaling 52,283 ounces versus 56,379 ounces in Q4 2019 and 38,028 ounces in Q3 2020 (FY 2020 production of 183,038 ounces versus 241,297 ounces for FY 2019; production in FY 2020 was impacted by reduced operations and health and safety protocols related to COVID-19, as well as reduced workforce productivity and equipment availability resulting from excessive heat in the mine during the third quarter of the year).

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: "Our most significant achievement in 2020 was our extensive response to the COVID-19 pandemic, which clearly demonstrated that, at Kirkland Lake Gold, nothing is more important than the health and safety of our people and the responsible operation of our business. Looking at our operating performance, in many respects our team had its best year ever in 2020. Faced with unprecedented challenges, we generated solid results, with production of 1,369,652 ounces achieving our full-year 2020 guidance. Our strong performance was driven by Fosterville, which generated record production of 640,467 ounces, including better than expected results during Q4 2020. Detour Lake and Macassa were significantly impacted by COVID-19, including being placed on reduced operations at the end of the first quarter. Both operations bounced back later in the year, achieving their best quarter of production in Q4 2020. Looking at Detour Lake, we are extremely pleased with our acquisition of the mine on January 31, 2020, which was clearly a case of the right deal at the right time. Detour Lake is a tremendous asset with substantial upside that is already making a significant contribution to our operating and financial results. In 2021, the mine is poised for strong production growth and improved unit costs, with there being considerable potential for additional growth as we continue to have success with our extensive exploration program.

"Turning to exploration, we achieved very encouraging drill results at all three of our cornerstone assets, which support our view that Detour Lake, Macassa and Fosterville are not just three very profitable operations, they are also three of the most exciting exploration stories in the industry. We also made excellent progress with our key growth projects, including our #4 Shaft project at Macassa which was advancing ahead of schedule at year end, with target completion in late 2022. At Fosterville, a twin exploration drive being developed to Robbin's Hill advanced over 3,200 metres, with underground drilling from the drive to commence late this year. We also commenced several key projects at Detour Lake during 2020 in support of the significant production growth we are targeting in the years ahead, with these projects focused on mill enhancements, tailing capacity expansion, and construction of new site infrastructure.

"Finally, one of our key strategic priorities is returning capital to shareholders and, in this critical area of value creation, 2020 was an extremely successful year. In total, we returned $847.6 million to shareholders during the year, including $731.6 million through share repurchases and $116.0 million in dividend payments. In February of 2020, we announced a target to repurchase 20.0 million shares through our NCIB within a 12 to 24-month period as part of completing the Detour Gold acquisition and, as of January 8, 2021, we have achieved that goal. We also increased our dividend twice in 2020, growing the quarterly dividend from $0.06 per share when 2020 began to $0.1875 per share effective the Q4 2020 dividend ($0.75 per share annualized). With three cornerstone assets like Detour Lake, Macassa and Fosterville, we expect to continue to generate strong earnings and cash flows, which will support our ongoing efforts to return substantial amounts of capital to shareholders going forward."

Key Developments in FY 2020

Proactive and effective response to COVID-19 pandemic

  Implemented extensive health and safety protocols to protect workers from COVID-19, including suspension of all non-essential work, remote work where possible, and protocols in support of social distancing, medical testing and cleaning and sanitizing; COVID-19 protocols are expected to remained in effect for the foreseeable future; As part of the COVID-19 response, reduced operations were introduced at Detour Lake (March 23rd) and Macassa (April 2nd) with operations suspended at Holt Complex (April 2nd); Gradual recall of workers commenced at Detour Lake and Macassa in early May with workforces returning to pre-COVID levels by June 30, 2020.

Significant achievements in Environment, Social and Governance ("ESG") performance

  Adopted World Gold Council's Responsible Gold Mining Principles; Completed Year One External Assurance
  Finalized policies and standards on Human Rights, Supplier Code of Conduct and Grievance Resolution
  Verified that all active tailings facilities meet or exceed all MAC/CDA and ANCOLD guidelines
  Received Tom Peters Memorial Mine Reclamation Award in recognition of Detour Lake Mine's Progressive Reclamation Program aimed at reclaiming 10 hectares of land per year commencing in 2019
  Achieved greenhouse gas ("GHG") emissions well below industry averages, with Macassa continuing to have among the lowest GHG intensity rates in the industry

  Macassa purchased industry's first 50-tonne battery-powered underground haul truck in 2020, with delivery scheduled for Q1 2021
  Launched $20 million donation program to support local health care agencies and community support groups in areas where the Company operates; A$1.0 million donated to support Australian bush fire relief and prevention.

Acquisition of Detour Gold Corporation

  Acquired Detour Gold Corporation on January 31, 2020 adding a large-scale, open-pit gold mine (Detour Lake Mine) in Northern Ontario with a large base of Mineral Reserves and significant potential for growth through exploration success; Detour Lake is poised for significantly stronger results in 2021 with production targeted to grow to 680,000 - 720,000 ounces at all-in sustaining costs1 better than $900 per ounce sold.

1. See the "Non-IFRS Measures" section of the MD&A for the three and nine months ended September 30, 2020 for more information.

Drilling results demonstrate substantial exploration upside at all three cornerstone assets

  Detour Lake: Broad zones of mineralization intersected in the Saddle Zone between the Main and West pits with high grades at depth supporting potential underground mining operations; Results provide increasing evidence that a much larger and higher-grade deposit exists than is currently included in Mineral Reserves
  Macassa: Drilling continued to expand the South Mine Complex ("SMC"), intersected exceptional grades near the contact of the SMC and Amalgamated Break, expanded mineralization along the Amalgamated Break and identified a new high-grade corridor along the Main Break close to the #4 Shaft (currently under development)
  Fosterville: Drilling returned higher than expected grades from infill drilling in the Swan Zone, confirmed the scale of mineralized systems at Robbin's Hill, Cygnet and Harrier and demonstrated the potential for discovering new high-grade zones.

Significant progress with key growth capital projects

  #4 Shaft project (Macassa): Sinking advanced approximately 3,040 feet during 2020, reaching 4,240 feet by year end; Project advancing ahead of schedule on track for completion in late 2022, with production at Macassa to grow to 400,000 - 425,000 ounces in 2023
  Robbin's Hill exploration decline at Fosterville: Twin exploration drive advanced 3,292 metres in 2020; Drive to support underground drilling at Robbin's Hill and other targets with drilling to commence in Q4 2021 and completion of the drive targeted for mid-2022
  Multiple projects at Detour Lake: Multiple projects undertaken in support of future production growth, including investments in mill improvements, expansion of tailings capacity, construction of an assay lab and improvements to other site infrastructure.

Operations suspended at non-core assets

  Holt Complex: Operations suspended effective April 2nd and extended until further notice on July 16th; Strategic alliance agreement announced with Newmont Canada FN Holdings ULC ("Newmont") in August through which the companies committed to work together to identify regional exploration opportunities around the Holt Complex and Newmont's properties in Timmins, Ontario; Kirkland Lake Gold received $75 million from Newmont with Newmont acquiring an option on mining and mineral rights related to the Holt Mine property
  Northern Territory: Test mining and milling, as well as all exploration drilling, suspended in March 2020; Three-year, $60 - $65 million rehabilitation program was launched in Q3 2020, intended to address environmental issues caused by prior owners with objective of restoring approximately 360ha to grazing land quality, removing waste rock dumps and filling open pits.

Significant proceeds from sale of strategic investments

  During FY 2020, $174.4 (C$230.1) million was received from the sale of strategic investments, including  $107.7 (C$143.2) million from the sale of 32.6 million shares of Osisko Mining Inc. in Q3 2020; $38.9 (C$50.7) million from the sale of 20,605,100 shares and 9,225,000 warrants of Novo Resources Corp., most of which was sold in Q4 2020, and $27.8 (C$36.2) million related to the sale of 35,656,084 shares of De Grey Mining Ltd. in Q4 2020.

Q4 and FY 2020 Production

Production Results	Q4 2020	Q4 2019	Q3 2020	FY 2020	FY 2019
Fosterville
Ore Milled (tonnes)	183,635	121,998	167,533	593,343	492,874
Grade (g/t Au)	28.1	49.3	30.3	33.9	39.6
Recovery (%)	98.9	99.2	99.0	98.9	98.8
Gold Production (ozs)	164,008	191,893	161,489	640,467	619,366
Macassa
Ore Milled (tonnes)	74,353	87,573	78,526	312,758	324,077
Grade (g/t Au)	22.4	20.5	15.4	18.6	23.6
Recovery (%)	97.7	97.8	97.8	97.7	97.9
Gold Production (ozs)	52,283	56,379	38,028	183,038	241,297
Detour Lake[1]
Ore Milled (tonnes)	5,829,230	-	5,898,694	21,091,938	-
Grade (g/t Au)	0.89	-	0.81	0.83	-
Recovery (%)	91.8	-	90.7	91.3	-
Gold Production (ozs)	153,143	-	140,067	516,757	-
Holt Complex[2]
Ore Milled (tonnes)	-	252,801	-	215,318	853,528
Grade (g/t Au)	-	4.1	-	4.5	4.4
Recovery (%)	-	94.1	-	93.6	94.7
Gold Production (ozs)	-	31,469	-	29,391	113,952
Total Consolidated Production (ozs)[3]	369,434	279,742	339,584	1,369,652	974,615
Total Consolidated Gold Sales (ozs)	371,009	278,438	331,959	1,388,944	979,733

1) The Detour Lake Mine was acquired on January 31, 2020. FY 2020 production represents output from that date to December 31, 2020.

2) The Holloway Mine, a component of Holt Complex, was placed on care and maintenance in March 2020 with no plans for a resumption of operations. The remainder of the Holt Complex was placed on temporary suspension effective April 2, 2020 as part of the Company's COVID-19 response. In July 2020, the Company announced that operations at the Holt Complex would remain suspended until further notice

3) Production numbers may not add to totals due to rounding.

Performance Against Full-Year 2020 Production Guidance (as at November 5, 2020)

	Macassa	Holt Complex	Detour Lake	Fosterville	Consolidated
2020 Guidance (,000 ozs)	210 - 220	29	520 - 540	590 - 610	1,350 - 1,400
FY 2020 Production (ozs)	183,038	29,391	516,757	640,467	1,369,652

After withdrawing guidance for 2020 on April 2, 2020 due to uncertainties related to the COVID-19 pandemic, the Company issued new guidance on June 30, 2020 (see table above), which remained unchanged throughout the balance of the year. FY 2020 consolidated production totalled 1,369,652 ounces, in line with re-issued guidance and a 41% increase from FY 2019. The increase from the previous year mainly reflected the addition of Detour Lake Mine, which was acquired on January 31, 2020, as well as the impact of record production at Fosterville. These factors more than offset a significant reduction in production at Holt Complex, where operations were suspended effective April 2, 2020, as well as lower production at Macassa largely reflecting the impact of reduced operations and protocols related to  COVID-19 and reduced workforce productivity and equipment availability resulting from excessive heat in the mine during Q3 2020.

Review of Operations

Fosterville

The Fosterville Mine produced 164,008 ounces in Q4 2020 based on processing 183,635 tonnes at an average grade of 28.1 g/t and average mill recoveries of 98.9%. Q4 2020 production compared to record production of 191,893 ounces in Q4 2019, when the mine processed 121,998 tonnes at an average grade of 49.3 g/t and average recoveries of 99.2%. Q4 2020 production compared to production of 161,489 ounces the previous quarter when the mine processed 167,533 tonnes at an average grade of 30.3 g/t and at average recoveries of 99.0%. The change from Q4 2019 reflected a lower average grade, which more than offset the impact of increased tonnes processed, resulting from higher mining rates in both Lower Phoenix and Harrier as the mine benefited from recent investments in improved ventilation and paste fill. The reduction in the average grade reflected mine sequencing in the Swan Zone as well as a lower proportion of total mined tonnes coming from the Swan Zone versus other, lower-grade, areas. The increase in production from the previous quarter resulted from increased tonnes processed in Q4 2020.

Production at Fosterville for FY 2020 was a record 640,467 ounces, 21,101 ounces or 3% higher than the 619,366 ounces produced in FY 2019. FY 2020 production resulted from processing 593,343 tonnes at an average grade of 33.9 g/t and average recoveries of 98.9%. The increase from FY 2019 was mainly due to a 20% increase in tonnes processed, which more than offset a 14% reduction in the average grade. The 640,467 ounces of production for FY 2020 exceeded full-year 2020 production guidance of 590,000 - 610,000 ounces mainly due to higher than planned tonnes processed and average grades during the second half of 2020.

Macassa

Production at Macassa in Q4 2020 totaled 52,283 ounces compared to production of 56,379 ounces in Q4 2019 and 38,028 ounces the previous quarter. Production in Q4 2020 resulted from processing 74,353 tonnes at an average grade of 22.4 g/t and average recoveries of 97.7%, which compared to 87,573 tonnes processed in Q4 2019 at an average grade of 20.5 g/t and average recoveries of 97.8% and 78,526 tonnes at an average grade of 15.4 g/t and average recoveries of 97.8% in Q3 2020. The change in production from Q4 2019 largely reflected lower tonnes processed which was only partially offset by an improvement in the average grade, mainly due to mine sequencing in the SMC. The 37% increase in production compared to the previous quarter was due to a 45% improvement in the average grade reflecting a greater proportion of higher-grade stopes in the SMC being mined during the final quarter of the year. During Q3 2020, mine production was affected by limited operating development being completed during reduced operations, the impact of ongoing health and safety protocols, including those related to COVID-19, and reduced equipment availability, mainly due to extremely high temperatures in the mine. These factors resulted in reduced mining rates and a focus on the most accessible areas, which were largely the lower-grade stopes planned for the quarter.

Production at Macassa in FY 2020 totaled 183,038 ounces, which resulted from processing 312,758 tonnes at an average grade of 18.6 g/t and at average recoveries of 97.7%. FY 2020 production compared to production of 241,297 ounces for FY 2019, which resulted from processing 324,077 tonnes at an average grade of 23.6 g/t and at average recoveries of 97.9%. FY 2020 production did not achieve the re-issued full-year 2020 guidance of 210,000 - 220,000 ounces reflecting both lower than expected processing rates and average grades largely due to the impact of ongoing health and safety protocols related to COVID-19 and reduced workforce productivity and equipment availability resulting from excessive heat in the mine in Q3 2020.

Detour Lake

Production at Detour Lake in Q4 2020 totaled 153,143 ounces, which involved processing 5,829,230 tonnes at an average grade of 0.89 g/t and average recoveries of 91.8%. Production in Q4 2020 compared to production in Q3 2020 of 140,067 ounces, which resulted from processing 5,898,694 tonnes at an average grade of 0.81 g/t and average recoveries of 90.7%. The increase in production quarter over quarter resulted from a higher average grade due to mine sequencing with production concentrated in higher-grade areas than during the previous quarter.

Production at Detour Lake for the 11 months ended December 31, 2020 totalled 516,757 ounces, which resulted from processing 21,091,938 tonnes at an average grade of 0.83 g/t with average recoveries of 91.3%. The 516,757 ounces of production in FY 2020 was below the re-issued full-year 2020 guidance range of 520,000 - 540,000 ounces, reflecting slightly lower than planned average grades during the second half of 2020.

Holt Complex

The assets included in the Holt Complex (Holt, Holloway and Taylor mines and Holt Mill) were designated as non-core on February 19, 2020 with the Company planning to assess options for maximizing the value of these assets. In March 2020, the Holloway Mine was transitioned to care and maintenance. Effective April 2, 2020, operations were suspended at the remainder of the Holt Complex as part of the Company's COVID-19 response and while the Company conducted a strategic review of these assets. In July 2020, the Company announced that the suspension of operations at Holt Complex would be extended until further notice. As a result, there was no production from Holt Complex in Q4 2020.

For FY 2020, production from Holt Complex totaled 29,391 ounces, almost all of which was produced during the first quarter of the year. The Company has no plans for a future resumption of operations at Holt Complex at the present time.

Qualified Person

Natasha Vaz, P.Eng., Senior Vice President, Technical Services and Innovation is a "qualified person" as defined in National Instrument 43-101 and has reviewed and approved disclosure of the technical information and data in this News Release.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a senior gold producer operating in Canada and Australia that is targeting 1,300,000 - 1,400,000 ounces of production in 2021. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.kl.gold.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding future production, Mineral Reserve growth and the expectation of exploration success at the Company's assets, realization of future synergies in connection with the integration of Detour Gold and the anticipated timing thereof, changes in Mineral Resources and conversion of Mineral Resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. These forward-looking statements include, but are not limited to, statements with respect to the Company's forward looking production outlook, future exploration potential, project economics, timing and scope of future exploration, anticipated costs and expenditures, anticipating timing and effects of the #4 shaft project, the anticipated overall impact of the Company's COVID 19 response plans including measures taken by the Company to reduce the reduce the spread of COVID 19, and changes in Mineral Resources and conversion of Mineral Resources to proven and probable reserves.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future impacts of the COVID 19 pandemic and government response to such pandemic, the ability of the Company to continue operations at its mine sites in lieu of the pandemic, its ability to reduce the spread of COVID 19 through the implementation of various COVID 19 screening and health and safety protocols and the risk of future shut downs as a result thereof; future development and growth potential of the Company's projects; estimates of future mineral reserves, mineral resources, mineral production, optimization efforts and sales, future exploration activities planned at the Canadian and Australian properties; risks relating to government regulations; risks relating to equity investments; risks relating to first nations and Aboriginal heritage; the availability of infrastructure, energy and other commodities; nature and climactic conditions; currency exchange rates (such as the Canadian dollar and the Australian dollar versus the United States dollar); risks associated with dilution; labour and employment matters; risks associated with the integration of Detour Gold; risks related to various expansion projects, recovery rates, mill throughput, optimization, including the costs and other estimates on which such projections are based; risks in the event of a potential conflict of interest; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including its annual information form for the year ended December 31, 2019 and financial statements and related MD&A for the  financial years ended December 31, 2019 and 2018, and the three months ended September 30, 2020, filed with the securities regulatory authorities in certain provinces of Canada and available on SEDAR and EDGAR. Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "Inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM")-CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the "Securities Act").

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 ("Exchange Act"). These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Following the transition period, as a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM Definition Standards. The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are "substantially similar" to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definitions. U.S. investors are cautioned that while the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

U.S. investors are also cautioned that while the SEC will now recognize  "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the "inferred mineral resources" exist. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director

Phone: +1 416-840-7884

E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@kl.gold